Exhibit 99.3

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2025 and 2024

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Millions of New Taiwan Dollars)

	March 31, 2025 (Unaudited)		December 31, 2024 (Audited)		March 31, 2024 (Unaudited)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$29,048	5	$36,260	7	$33,330	6
Financial assets at fair value through profit or loss	5	—	—	—	1	—
Hedging financial assets	—	—	1	—	—	—
Contract assets	8,487	2	8,401	1	6,986	2
Trade notes and accounts receivable, net	22,497	4	26,026	5	22,624	4
Receivables from related parties	155	—	193	—	77	—
Inventories	11,916	2	12,087	2	11,113	2
Prepayments	6,409	1	3,138	1	5,921	1
Other current monetary assets	36,773	7	23,408	4	27,795	5
Incremental costs of obtaining contracts	339	—	339	—	271	—
Other current assets	2,994	1	3,115	1	3,121	1

Total current assets	118,623	22	112,968	21	111,239	21

NONCURRENT ASSETS
Financial assets at fair value through profit or loss	1,083	—	1,005	—	1,080	—
Financial assets at fair value through other comprehensive income	5,300	1	4,667	1	5,069	1
Financial assets at amortized cost	2,000	—	2,000	—	—	—
Investments accounted for using equity method	8,926	2	8,879	2	8,362	2
Contract assets	4,354	1	4,327	1	4,017	1
Property, plant and equipment	286,590	53	289,840	54	287,065	54
Right-of-use assets	11,321	2	10,912	2	11,123	2
Investment properties	12,293	2	12,302	2	11,517	2
Intangible assets	64,647	12	66,283	12	71,096	13
Deferred income tax assets	1,749	—	1,661	—	2,076	1
Incremental costs of obtaining contracts	1,209	—	1,222	—	976	—
Net defined benefit assets	9,072	3	8,884	2	6,138	1
Prepayments	4,790	1	4,461	1	3,618	1
Other noncurrent assets	5,075	1	4,886	2	4,803	1

Total noncurrent assets	418,409	78	421,329	79	416,940	79

TOTAL	$537,032	100	$534,297	100	$528,179	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans	$530	—	$215	—	$465	—
Hedging financial liabilities	—	—	2	—	—	—
Contract liabilities	16,582	3	16,301	3	14,293	3
Trade notes and accounts payable	10,693	2	17,743	3	9,806	2
Payables to related parties	120	—	480	—	186	—
Current tax liabilities	9,706	2	6,822	1	9,313	2
Lease liabilities	3,739	1	3,558	1	3,449	1
Other payables	23,586	4	26,581	5	22,937	4
Provisions	669	—	442	—	317	—
Current portion of long-term loans	8,805	2	8,803	2	1,600	—
Other current liabilities	1,017	—	1,050	—	982	—

Total current liabilities	75,447	14	81,997	15	63,348	12

NONCURRENT LIABILITIES
Long-term loans	1,629	—	1,631	1	—	—
Bonds payable	21,690	4	21,689	4	30,484	6
Contract liabilities	7,407	1	7,541	2	7,559	2
Deferred income tax liabilities	2,714	2	2,658	1	2,517	1
Provisions	308	—	535	—	492	—
Lease liabilities	7,462	1	7,334	1	7,399	1
Customers’ deposits	5,161	1	5,311	1	5,105	1
Net defined benefit liabilities	2,120	—	2,107	—	2,126	—
Other noncurrent liabilities	7,581	1	7,688	1	7,125	1

Total noncurrent liabilities	56,072	10	56,494	11	62,807	12

Total liabilities	131,519	24	138,491	26	126,155	24

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT
Common stocks	77,574	14	77,574	15	77,574	15

Additional paid-in capital	150,063	28	150,054	28	149,828	28

Retained earnings
Legal reserve	77,574	14	77,574	15	77,574	15
Special reserve	2,676	—	2,676	—	2,899	—
Unappropriated earnings	83,681	17	74,362	14	81,069	16

Total retained earnings	163,931	31	154,612	29	161,542	31

Others	1,231	—	586	—	1,081	—

Total equity attributable to stockholders of the parent	392,799	73	382,826	72	390,025	74
NONCONTROLLING INTERESTS	12,714	3	12,980	2	11,999	2

Total equity	405,513	76	395,806	74	402,024	76

TOTAL	$537,032	100	$534,297	100	$528,179	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2025		2024
	Amount	%	Amount	%
REVENUES	$55,808	100	$54,943	100
OPERATING COSTS	34,203	61	34,454	63

GROSS PROFIT	21,605	39	20,489	37

OPERATING EXPENSES
Marketing	6,140	11	5,931	10
General and administrative	1,793	3	1,637	3
Research and development	1,030	2	943	2
Expected credit loss	120	—	56	—

Total operating expenses	9,083	16	8,567	15

OTHER INCOME AND EXPENSES	1	—	3	—

INCOME FROM OPERATIONS	12,523	23	11,925	22

NON-OPERATING INCOME AND EXPENSES
Interest income	212	—	156	—
Other income	37	—	38	—
Other gains and losses	(25)	—	15	—
Interest expense	(89)	—	(83)	—
Share of profits of associates and joint ventures accounted for using equity method	38	—	13	—

Total non-operating income and expenses	173	—	139	—

INCOME BEFORE INCOME TAX	12,696	23	12,064	22
INCOME TAX EXPENSE	2,964	5	2,814	5

NET INCOME	9,732	18	9,250	17

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income	568	1	627	1
Gain or loss on hedging instruments subject to basis adjustment	1	—	—	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Millions of New Taiwan Dollars, Except Earnings Per Share)

(Unaudited)

	Three Months Ended March 31
	2025		2024
	Amount	%	Amount	%
Share of other comprehensive income of associates and joint ventures	$1	—	$—	—

	570	1	627	1

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	74	—	104	—
Share of other comprehensive income of associates and joint ventures	7	—	25	—

	81	—	129	—

Total other comprehensive income, net of income tax	651	1	756	1

TOTAL COMPREHENSIVE INCOME	$10,383	19	$10,006	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,319	17	$9,010	17
Noncontrolling interests	413	1	240	—

	$9,732	18	$9,250	17

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$9,964	18	$9,738	18
Noncontrolling interests	419	1	268	—

	$10,383	19	$10,006	18

EARNINGS PER SHARE
Basic	$1.20		$1.16

Diluted	$1.20		$1.16

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Millions of New Taiwan Dollars)

(Unaudited)

	Equity Attributable to Stockholders of the Parent
							Others
							Exchange
							Differences
							Arising	Unrealized
							from the	Gain or Loss			Total Equity
			Retained Earnings				Translation of	on Financial	Gain or Loss		Attributable to
		Additional		Special	Unappropriated	Total Retained	the Foreign	Assets at	on Hedging		Stockholders	Noncontrolling
	Common Stocks	Paid-in Capital	Legal Reserve	Reserve	Earnings	Earnings	Operations	FVOCI	Instruments	Total Others	of the Parent	Interests	Total Equity
BALANCE, JANUARY 1, 2024	$77,574	$149,828	$77,574	$2,899	$72,059	$152,532	$(168)	$521	$—	$353	$380,287	$12,432	$392,719
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(717)	(717)
Net income for the three months ended March 31, 2024	—	—	—	—	9,010	9,010	—	—	—	—	9,010	240	9,250
Other comprehensive income for the three months ended March 31, 2024	—	—	—	—	—	—	101	627	—	728	728	28	756

Total comprehensive income for the three months ended March 31, 2024	—	—	—	—	9,010	9,010	101	627	—	728	9,738	268	10,006

Changes in equities of subsidiaries	—	—	—	—	—	—	—	—	—	—	—	16	16

BALANCE, MARCH 31, 2024	$77,574	$149,828	$77,574	$2,899	$81,069	$161,542	$(67)	$1,148	$—	$1,081	$390,025	$11,999	$402,024

BALANCE, JANUARY 1, 2025	$77,574	$150,054	$77,574	$2,676	$74,362	$154,612	$23	$564	$(1)	$586	$382,826	$12,980	$395,806
Cash dividends by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	(710)	(710)
Net income for the three months ended March 31, 2025	—	—	—	—	9,319	9,319	—	—	—	—	9,319	413	9,732
Other comprehensive income for the three months ended March 31, 2025	—	—	—	—	—	—	70	574	1	645	645	6	651

Total comprehensive income for the three months ended March 31, 2025	—	—	—	—	9,319	9,319	70	574	1	645	9,964	419	10,383

Changes in equities of subsidiaries	—	9	—	—	—	—	—	—	—	—	9	(7)	2
Net increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	—	—	32	32

BALANCE, MARCH 31, 2025	$77,574	$150,063	$77,574	$2,676	$83,681	$163,931	$93	$1,138	$—	$1,231	$392,799	$12,714	$405,513

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$12,696	$12,064
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	8,340	8,236
Amortization	1,669	1,672
Amortization of incremental costs of obtaining contracts	238	215
Expected credit loss	120	56
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	—	62
Interest expense	89	83
Interest income	(212)	(156)
Compensation cost of share-based payment transactions	1	3
Share of profits of associates and joint ventures accounted for using equity method	(38)	(13)
Gain on disposal of property, plant and equipment	(1)	(3)
Gain on disposal of financial instruments	—	(1)
Gain on disposal of investments accounted for using equity method	—	(77)
Provision for impairment loss and obsolescence of inventory	38	26
Gain on disposal of subsidiaries	(15)	—
Others	50	15
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	(121)	(521)
Trade notes and accounts receivable	3,407	2,163
Receivables from related parties	38	1
Inventories	127	382
Prepayments	(3,258)	(3,028)
Other current assets	118	(299)
Other current monetary assets	(119)	33
Incremental cost of obtaining contracts	(225)	(312)
Increase (decrease) in:
Contract liabilities	155	204
Trade notes and accounts payable	(7,041)	(4,589)
Payables to related parties	(360)	(199)
Other payables	(2,349)	(1,628)
Provisions	—	(13)
Other current liabilities	(35)	(1)
Net defined benefit plans	(177)	(147)

Cash generated from operations	13,135	14,228
Interests paid	(71)	(65)
Income taxes paid	(113)	(35)

Net cash provided by operating activities	12,951	14,128

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2025	2024
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of financial assets at fair value through other comprehensive income	$(65)	$(30)
Proceeds from capital reduction of financial assets at fair value through other comprehensive income	—	3
Acquisition of financial assets at fair value through profit or loss	(82)	(109)
Proceeds from disposal of financial assets at fair value through profit or loss	—	5
Net cash outflow from loss of control of subsidiaries	(9)	—
Acquisition of property, plant and equipment	(5,407)	(5,043)
Proceeds from disposal of property, plant and equipment	2	5
Acquisition of intangible assets	(33)	(40)
Acquisition of investment properties	(2)	—
Acquisition of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	(23,031)	(19,414)
Proceeds from disposal of time deposits, negotiable certificates of deposit and commercial paper with maturities of more than three months	9,705	11,842
Increase in other noncurrent assets	(204)	(165)
Increase in prepayments for leases	(342)	(341)
Interests received	169	149
Dividends received	156	151
Proceeds from capital reduction and profit distribution of financial assets at fair value through profit or loss	—	—

Net cash used in investing activities	(19,143)	(12,987)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	530	265
Repayments of short-term loans	(150)	(385)
Decrease in customers’ deposits	(141)	(205)
Payments for the principal of lease liabilities	(1,203)	(1,055)
Decrease in other noncurrent liabilities	(107)	(281)
Cash dividends distributed to noncontrolling interests	(1)	(4)
Change in other noncontrolling interests	13	13

Net cash used in financing activities	(1,059)	(1,652)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	39	17

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Millions of New Taiwan Dollars)

(Unaudited)

	Three Months Ended March 31
	2025	2024
NET DECREASE IN CASH AND CASH EQUIVALENTS	$(7,212)	$(494)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	36,260	33,824

CASH AND CASH EQUIVALENTS, END OF PERIOD	$29,048	$33,330

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTE TO CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2025 and 2024

(Unaudited)

STATEMENT OF COMPLIANCE

The Company has prepared its consolidated balance sheets as of March 31, 2025 and 2024, the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2025 and 2024 in accordance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are incomplete as they omit the related footnote disclosures as required under International Financial Reporting Standards as issued by IASB.